GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

20 May 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN

Dear Sirs,

GKN plc
- **Notification of major interests in shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Miles

pp **Sandie De Ritter**

Enc

dlw 6/2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	**2. Name of shareholder having a major interest** LEGAL & GENERAL INVESTMENT MANAGEMENT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER NAMED IN 2	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** HSBC GLOBAL CUSTODY NOMINEE (UK) LTD

5. Number of shares/amount of stock acquired NOT KNOWN	**6. Percentage of issued class** NOT KNOWN	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50P EACH	**10. Date of transaction** NOT KNOWN	**11. Date company informed** 19 MAY 2005

12. Total holding following this notification 36,755,033	**13. Total percentage holding of issued class following this notification** 5.12%

14. Any additional information INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 4% LEVEL	**15. Name of contact and telephone number for queries** CHRIS WINTERS – 01527 533383

16. Name and signature of authorised company official responsible for making this notification CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT
Date of notification 20 MAY 2005